Exhibit 99.2

ATIF Holdings Limited

and

Leaping Group Co., Ltd.

and

Jiang Bo

and

Jiang Tao

and

Wang Di

and

Hailu Holding Co., Ltd.

and

Layday Holding Co., Ltd.

and

Liu Chunling

and

Wong Kai Cheong

and

Nie Lu

_________________________________________________

Share Exchange Agreement

__________________________________________________

Table of Contents

1.	Definitions and Interpretation	2

2.	Sale Exchange	7

3.	Conditions Precedent	7

4.	Post Closing Covenant	8

5.	Closing	8

6.	Confidentiality	9

7.	Warranties and Undertaking	9

8.	Lock Up	18

9.	Survival and Indemnification	18

10.	Termination	18

11.	General	18

12.	Jurisdiction and Arbitration	20

13.	Notice.	20

 i

INDEX OF ANNEXES AND ATTACHMENTS

ANNEX	Description

Annex I	List of Sellers

SCHEDULE	Description

Schedule 7.1.2	Target Group Companies

Schedule 7.1.6	Governmental Approvals

Schedule 7.1.7	Conflicts

Schedule 7.1.8	Issued and Outstanding Ordinary Shares of Leaping Group Co., Ltd

Schedule 7.1.9	Leaping Group Co., Ltd Agreements or Contracts

Schedule 7.1.14	Fees and Commissions

Schedule 7.2.6	Consent of Governmental Authority

Schedule 7.2.7	Seller Conflicts

 ii

SHARE EXCHANGE AGREEMENT

THIS AGREEMENT is made on the 8th day of April, 2020, by and among the following parties:

(1)	ATIF Holdings Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, whose registered address is at 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola VG1110, British Virgin Islands (the “Buyer”);

(2)	Leaping Group Co., Ltd., a Cayman Islands exempted company, with its registered address at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands (the “Target Company”);

(3)	Jiang Bo, of Room 1-10-2, Building 5, Xinhu Mingzhucheng, No.7, 5A-2 XiaoBei Yidong Road, Tiexi district, Shenyang, Liaoning, 110014, China (“Seller 1”);

(4)	Jiang Tao, of Room 1-10-2, Building 20, Baoli Dajiangwan Cheng, No.6-20, Hunnaner Road, Hunnan District, Shenyang, Liaoning, 110000, China (“Seller 2”);

(5)	Wang Di, of Room 1-10-2, No.6-20, Hunnaner Road, Hunnan District, Shenyang, Liaoning Province 110000, China (“Seller 3”);

(6)	Hailu Holding Co., Ltd., of ABM Corporate Services Ltd., 1st Floor, Columbus Centre, P.O. Box 2283 Road Town, Tortola, British Virgin Islands (“Seller 4”);

(7)	Layday Holding Co., Ltd., of ABM Corporate Services Ltd., 1st Floor, Columbus Centre, P.O. Box 2283 Road Town, Tortola, British Virgin Islands (“Seller 5”);

(8)	Liu Chunling, of 2-5-1, 34#, Hualu Yuan, Ganjingzi District, Dalian, Liaoning 116000, China (“Seller 6”);

(9)	Wong Kai Cheong, of Unit B, 5th floor, CKK Commercial Centre, 289 Hennessy Road, Wanchai, Hong Kong (“Seller 7”); and

(10)	Nie Lu, of No.707, Building B, Sunflower Garden, Qianhai Road, Nanshan District, Shenzhen 51800, China (“Seller 8”);

Seller 1, Seller 2, Seller 3, Seller 4, Seller 5, Seller 6, Seller 7 and Seller 8, each is a “Seller” and collectively as the “Sellers”.

The Buyer, Target Company, and the Sellers are sometimes referred herein individually as a “Party” and collectively, as the “Parties.”

RECITALS

WHEREAS

(A)	The Buyer is a listed company listed on the Nasdaq Capital Market (Symbol: ATIF);

(B)	The Target Company Companies (as defined below) is engaged in the business of multi-channel advertising (the “Multi-Channel Advertising Business”), event planning and execution (the “Event Planning and Execution Business”), film and TV program production (the “Film Production Business”), and movie theater operating business (the “Movie Theater Operating Business”).

(C)	As at the date of this Agreement, the Sellers collectively own 100% of the issued and outstanding shares of the Target Company;

(D)	The Sellers desires to sell to the Buyer, and the Buyer desire to purchase from the Sellers, all of their issued and outstanding shares in the Target Company set forth in Annex I (“Sale Shares”) pursuant to the terms and conditions hereinafter contained; and

(E)	It is a condition to the closing of the transactions contemplated by this Agreement and the intent of the Parties that the purchase and sale of the Sales Shares under this Agreement be conditioned upon a concurrent sale of the Target Company’s ordinary shares to the Buyer pursuant to the Debt Conversion and Share Purchase Agreement (the “Debt Conversion and Share Purchase Agreement”), dated of even date, by and between the Target Company and the Buyer.

NOW THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENT

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless otherwise expressed or required by the context, the following words and expressions shall have the following meanings set opposite thereto:

“Target Group Companies”	means the Target Company, Yuezhong International Co., Ltd, Yuezhong Media Co., Limited, Yuezhong (Shengyang) Technology Co., Ltd, Leaping Media Group Co., Ltd, Shenyang Tianniu Media Co., Ltd, Shenyang Xiaogong Hotel Management Co., Ltd, Yuezhong Media (Dalian) Co., Ltd, Liaoning Leaping Internaitonal Cinema Management Co., Ltd, Harbin Yuechuzhong Media Co., Ltd, and Yuezhong (Beijing) Film Co., Ltd.

“Action”	means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate”	means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Documents”	means each agreement, instrument or document attached hereto as an Exhibit, including the other agreements, certificates and instruments to be executed or delivered by any of the parties hereto in connection with or pursuant to this Agreement.

“Board”	means the Board of directors of the Company as constituted from time to time.

“Business Day”	means A day on which licensed banks are generally open for business in United States, the Cayman Islands and the British Virgin Islands, except Saturday, Sunday and public holiday in the United States, the Cayman Islands and the British Virgin Islands.

“Closing”	means the consummation of the transactions of the sale and purchase of the Sale Shares as specified in Clause 5.

“Completion Date”	means within 5 business days after Conditions Precedent has been fully satisfied.

“Consent”	means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts”	means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control”	means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Exchange Act”	means the U.S. Securities Exchange Act of 1934, as amended.

“GAAP”	means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority”	means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, regulatory body or other similar regulatory or dispute-resolving panel or body

“Indebtedness”	of any person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest) (b) all obligations for the deferred purchase price of property or services (other than trade payables and other expenses incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, I all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Knowledge”	means, with respect to (i) the Target Company, the actual knowledge of the executive officers or directors of any Target Group Companies, after reasonable inquiry or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law”	means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities”	means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien”	means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect”	means with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster; and (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses.

“Nasdaq”	means the Nasdaq Capital Market.

“Order”	means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents”	means, with respect to any Person, its certificate or incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Person”	means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Representative”	means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Sale Shares”	means the Sellers’ shares of the Target Company set forth in Annex I.

“SEC”	means the US. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act”	means the U.S. Securities Act of 1933, as amended.

“Share Exchange Ratio”	means each one (1) ordinary share of the Target Company shall be exchanged for 1.136363636 shares of Buyer’s ordinary shares.

“Subsidiary”	means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of capital shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“US$”	means the legal currency used in the United States.

2.	SHARE EXCHANGE

2.1	Subject to the terms and upon the conditions set forth herein, each Seller agrees to assign, transfer and deliver to Buyer, and Buyer agrees to acquire from each Seller, at the Closing, all of the shares of Sales Shares owned by the respective Sellers, as indicated on Annex I, in exchange for the issuance of newly issued shares of Buyer’s ordinary shares based on the Share Exchange Ratio (the “Exchange”), free and clear of all Liens (other than potential restrictions on resale under applicable securities laws). The number of Buyer’s ordinary shares to be issued to, and hereby subscribed for by, each of the Sellers as consideration for the purchase of all of their Sales Shares shall be set forth in Annex I at the Closing (the “Exchange Shares”). No certificates representing fractional Buyer’s ordinary shares shall be issued pursuant to this Section 2.1. In lieu of any such fractional securities, each Seller who would otherwise have been entitled to a fraction of Buyer’s ordinary share will receive one whole Buyer’s ordinary share in lieu of such fractional share, as applicable.

2.2	Each Seller, as a shareholder of the Target Company, hereby approves, authorizes and consents to the Target Company’s execution and delivery of this Agreement and the Debt Conversion and Share Purchase Agreement to which the Target Company is or is required to be a party or otherwise bound, the performance by the Target Company of its obligations hereunder and thereunder and the consummation by the Target Company of the transactions contemplated hereby and thereby. Each Seller acknowledges and agrees that the consents set forth herein are intended and shall constitute such consent of the Sellers as may be required (and shall, if applicable, operate as a written shareholder resolution of the Target Company) pursuant to the Target Company’s Organizational Documents, any other agreement in respect of the Company to which any Seller is a party and all applicable Laws.

3.	CONDITIONS PRECEDENT

3.1	Subject to waiver of conditions, the following must be satisfied and/or completed before the Closing to take place, without limitation:

(i)	The transactions contemplated under the Debt Conversion and Share Purchase Agreement shall be consummated substantially concurrently with the Closing;

(ii)	the board and shareholders of Target Company shall have approved the transaction contemplated under the Debt Conversion and Share Purchase Agreement;

(iii)	due diligence investigation of the Target Group Companies to be performed by the Buyer, of which the Buyer shall be fully satisfied by the due diligence results at its sole discretion;

(iv)	the Target Group Companies remain in good standing;

(v)	the representation and warranties set forth in Clause 7 of this Agreement are true, accurate, and continued to be true and accurate from the day of the execution of this Agreement to the Completion Date;

(vi)	no Material Adverse Effect to the Target Group Companies having occurred or to occur from the day of the execution of this Agreement to the Completion Date;

(vii)	approval by the Buyer’s board of directors regarding the sale purchase and related matters;

(viii)	there shall have been no orders, injunctions or decrees by any court of competent jurisdiction or governmental authority prohibiting the consummation of the transactions under this Agreement or the Debt Conversion and Share Purchase Agreement;

(ix)	execution of all related transactional and ancillary agreements by the parties; and

(x)	completion of any required stock exchange and regulatory review, including Nasdaq and the SEC, and receipt of any required regulatory approvals and necessary third-party approvals (as applicable).

4.	POST CLOSING COVENANT

4.1	As soon as reasonably possible following the Closing, the Sellers will use its best efforts to cause the Target Company to changes its fiscal year end from June 30 to July 31.

5.	CLOSING

5.1	The Closing shall take place on the Completion Date at the time and place as the Buyer and the Seller’s Representative may agree when the following business shall be transacted:

At or before the Closing:

5.1.1	Each Seller shall deliver to Buyer on the Completion Date (i) certificates for the Sales Shares owned by the Sellers, or an equivalent document evidencing ownership of the Sales Shares (“Leaping Certificates”), along with duly executed stock powers of such Leaping Certificates, in order to effectively vest in Buyer all right, title and interest in and to the Sales Shares owned by the Sellers; and (ii) any KYC/AML documents for each Seller which are required by the Buyer for the purpose of the anti-money laundering laws of the British Virgin Islands.

5.1.2	The Target Company shall deliver or cause to be delivered to the Buyer:

(a)	copy of written resolutions of the Board of the Target Company approving:

(i)	transfer of Sale Shares to the Buyer;

(ii)	the issuance of share certificate to the Buyer; and

(iii)	the entry of the name of the Buyer in the register of members of the Target Company.

5.1.3	The Buyer performs the following obligations and delivers or procure the delivery of the following documents to the Sellers: -

(a)	Subject to each and all of the Sellers’ compliance to Clause 5.1.1 of this Agreement, the Buyer shall issue the Exchange Shares to each Sellers as set out in Clause 2.1 of this Agreement; and

(b)	copy of the resolutions passed by the Buyer's board of directors approving the acquisition of the Sale Shares from each of the Seller.

5.2	Unless each Seller executes all obligations set out in Clause 5.1.1 of this Agreement, the Buyer shall not be liable to complete the acquisition of the Sale Shares and to perform the obligations as set out in Clause 5.1.3.

6.	CONFIDENTIALITY

6.1	Save and except by operation of law, or order by court of any jurisdiction or the relevant government authority or with the prior written consent of the Parties to this Agreement, either Party in this Agreement may not disclose to any third party (save and except its professional representative, advisor or other person required by applicable law, rule, or regulation; including the SEC and applicable stock exchange requirements), any information and content of this Agreement, or any documents, information, data, technical secret or business confidential information that one Party obtained from the other Party in respect of the Company or any person(s).

7.	WARRANTIES AND UNDERTAKING

7.1	Representations and Warranties by the Target Company. Except as set forth in (i) the disclosure schedules delivered by the Target Company to the Buyer on the date hereof (the “Target Company Disclosure Schedules”), the Clause numbers of which are numbered to correspond to the Clause numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR, the Target Company represents and warrants to the Buyer, as of the date hereof and as of the Closing as follows:

7.1.1	Organization and Standing. The Target Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. The Target Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Target Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. The Target Company has heretofore made available to the Company accurate and complete copies of the Organizational Documents of the Target Company, as currently in effect. The Target Company is not in violation of any provision of its Organizational Documents in any material respect.

7.1.2	Schedule 7.1.2 provides a list of the Target Group Companies. Each of the Target Group Companies is duly organized, validly existing and in good standing under, and by virtue of, the laws of the place of its incorporation or established and has the legal right to own its properties and assets and to carry on its business as now conducted and as presently proposed to be conducted.

7.1.3	The Sale Shares rank pari passu in all respects with the other issued Shares of the Company with the right to receive all dividends and distributions which may be declared, made or paid on or after the date of the Closing.

7.1.4	All the Sale Shares will be sold to the Buyer subject to the Memorandum and Articles of Association of the Target Company together with all benefits and rights attached or accrued thereto. The Target Company further warrants that the contents of the Memorandum and Articles of Association of the Target Company as disclosed to the Buyer are true and correct.

7.1.5	The Target Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Target Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Target Company of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the Target Company, and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the Target Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Target Company is a party shall be when delivered, duly and validly executed and delivered by the Target Company and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Target Company, enforceable against the Target Company in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

7.1.6	Except as otherwise described in Schedule 7.1.6, no Consent of or with any Governmental Authority, on the part of the Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Target Company of this Agreement and each Ancillary Document to which it is a party or the consummation by the Target Company of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Target Company.

7.1.7	Except as otherwise described in Schedule 7.1.7, the execution and delivery by the Target Company of this Agreement and each Ancillary Document to which it is a party, the consummation by the Target Company of the transactions contemplated hereby and thereby, and compliance by the Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Clause 7.1.7 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Target Company Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Target Company.

7.1.8	The Target Company is authorized to issue 50,000,000 Target Company Ordinary Shares, par value $0.00284 per share. The issued and outstanding Target Company Securities as of the date of this Agreement are set forth on Schedule 7.1.8. All outstanding Target Company Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Islands Act, the Target Company Charter or any Contract to which the Target Company is a party. None of the outstanding Target Company Securities has been issued in violation of any applicable securities Laws.

7.1.9	Except for the Debt Conversion and Share Purchase Agreement, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of the Target Company or (B) obligating the Target Company to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating the Target Company to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Except for the Debt Conversion and Share Purchase Agreement, there are no shareholders agreements, voting trusts or other agreements or understandings to which the Target Company is a party with respect to the voting of any shares of the Target Company.

7.1.10	SEC Filings and Target Company Financials.

(a)	The Target Company has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Target Company with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Target Company has made available to the Company copies in the form filed with the SEC of all of the following: (i) the Target Company’s Annual Reports on Form 20-F for each fiscal year of the Target Company beginning with the first year the Target Company was required to file such a form, and (ii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Target Company with the SEC since the beginning, whether or not available through EDGAR, are, collectively, the “SEC Reports”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements referenced in Clause 7.1.10 are each true as of their respective dates of filing. As used in this Clause 7.1.10(a), the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, the Target Company is no longer subject to SEC reporting obligations under the Securities Act or the Exchange Act. The Target Company has filed a Form 15 with the SEC on March 14, 2020 suspending its SEC reporting obligations.

(b)	The financial statements and notes of the Target Company contained or incorporated by reference in the SEC Reports (the “Target Company Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Target Company at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c)	Except as and to the extent reflected or reserved against in the Target Company Financials, the Target Company has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that is not adequately reflected or reserved on or provided for in the Target Company Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Target Company’s formation in the ordinary course of business.

7.1.11	Each of the Target Group Companies has at all times complied to the relevant laws and regulations to conduct its business. Each of the Target Group Companies has not engaged in any illegal activities or any infringement activities or breached any laws, and any order or requirement under any regulations.

7.1.12	There is no pending or, to the Knowledge of the Target Company, threatened Action to which the Target Company is subject which would reasonably be expected to have a Material Adverse Effect on the Target Company. There is no material Action that the Target Company has pending against any other Person. The Target Company is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Target Company holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Permit or for such Permit to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Target Company.

7.1.13	The Target Company is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

7.1.14	Except as set forth on Schedule 7.1.14, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Target Company, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Target Company.

7.1.15	All Target Company ordinary shares to be issued and delivered in accordance with Clause 2.1 to the Buyer, upon issuance and delivery of such Sales Shares, will be fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, and the issuance and sale of such Target Company ordinary shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

7.1.16	There is no Action pending or, to the Knowledge of the Target Company, threatened, nor any Order is outstanding, against or involving any Target Group Companies or any of its officers, directors, managers, shareholders, properties, assets or businesses, whether at law or in equity, before or by any Governmental Authority, which would reasonably be expected to adversely affect the ability of such Seller to consummate the transactions contemplated by, and discharge its obligations under, this Agreement and the Ancillary Documents to which such Seller is or is required to be a party.

7.2	Representations and Warranties by the Sellers. Each of the Sellers, jointly and severally, hereby represents and warrants to the Buyer that the matters set forth below are true, accurate and not misleading as of the date of this Agreement and upon the Closing remains to be true, accurate and not misleading as of the date hereof and as of the Completion Date, as follows:

7.2.1	Each Seller, if not an individual person, is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

7.2.2	Each Seller has all requisite power, authority and legal right and capacity to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform such Seller’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which a Seller is or is required to be a party has been or shall be when delivered, duly and validly executed and delivered by such Seller and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to the Enforceability Exceptions.

7.2.3	Sellers own good, valid and marketable title to the Sale Shares, free and clear of any and all Liens (other than those imposed by applicable securities Laws or the Target Company’s Organizational Documents), with each Seller owning the Sale Shares set forth on Annex I. There are no proxies, voting rights, shareholders’ agreements or other agreements or understandings, to which a Seller is a party or by which a Seller is bound, with respect to the voting or transfer of any of such Seller’s Sale Shares other than this Agreement. Upon delivery of the Sale Shares to the Buyer on the Completion losing Date in accordance with this Agreement, the entire legal and beneficial interest in the Sale Shares and good, valid and marketable title to the Sale Shares, free and clear of all Liens (other than those imposed by applicable securities Laws or those incurred by the Buyer), will pass to the Buyer.

7.2.4	Each Seller has the right to dispose of his, her or its Sale Shares and is the exclusive legal and beneficial owner of such Sale Shares, and has the absolute right to sell such Sale Shares.

7.2.5	The execution of this Agreement or to comply with the obligation under this Agreement will not result in any violation, breach of default of any term or provision of any mortgage, indenture, contract to which the Seller is a party of by which it may be bound, or of any provision of any judgment, decree, order, statue, rule or regulation applicable to or binding upon it.

7.2.6	Except as otherwise described in Schedule 7.2.6, no Consent of or with any Governmental Authority on the part of any Seller is required to be obtained or made in connection with the execution, delivery or performance by such Seller of this Agreement or any Ancillary Documents or the consummation by a Seller of the transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement and (b) pursuant to Antitrust Laws.

7.2.7	Except as otherwise described in Schedule 7.2.7, the execution and delivery by each Seller of this Agreement and each Ancillary Document to which it is a party or otherwise bound and the consummation by such Seller of the transactions contemplated hereby and thereby, and compliance by each Seller with any of the provisions hereof and thereof, will not, (a) conflict with or violate any provision of any Seller’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Clause 7.2.6 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Seller or any of its properties or assets or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Seller under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Seller under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which a Seller is a party or a Seller or its properties or assets are otherwise bound, except for any deviations from any of the foregoing clauses (a), (b) or (c) that has not had and would not reasonably be expected to have a Material Adverse Effect on any Seller.

7.2.8	There is no Action pending or, to the Knowledge of such Seller, threatened, nor any Order is outstanding, against or involving any Seller or any of its officers, directors, managers, shareholders, properties, assets or businesses, whether at law or in equity, before or by any Governmental Authority, which would reasonably be expected to adversely affect the ability of such Seller to consummate the transactions contemplated by, and discharge its obligations under, this Agreement and the Ancillary Documents to which such Seller is or is required to be a party.

7.2.9	Each Seller: (a) is either (i) an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act or (ii) not a “U.S. person” as that term is defined pursuant to Regulation S under the Securities Act; (b) is acquiring its portion of the Exchange Shares for itself for investment purposes only, and not with a view towards any resale or distribution of such Exchange Shares; (c) has been advised and understands that the Exchange Shares (i) are being issued in reliance upon one or more exemptions from the registration requirements of the Securities Act and any applicable state securities Laws, (ii) have not been and shall not be registered under the Securities Act or any applicable state securities Laws and, therefore, must be held indefinitely and cannot be resold unless such Exchange Shares are registered under the Securities Act and all applicable state securities Laws, unless exemptions from registration are available, available, and (iii) are subject to additional restrictions on transfer pursuant to such Seller’s Lock-Up (as defined below); (d) is aware that an investment in the Buyer is a speculative investment and is subject to the risk of complete loss; and (e) acknowledges that the Buyer is under no obligation hereunder to register the Exchange Shares under the Securities Act. No Seller has any contract with any Person to sell, transfer, or grant participations to such Person, or to any third Person, with respect to the Exchange Shares. By reason of such Seller’s business or financial experience, or by reason of the business or financial experience of such Seller’s “purchaser representatives” (as that term is defined in Rule 501(h) under the Securities Act), each Seller is capable of evaluating the risks and merits of an investment in the Buyer and of protecting its interests in connection with this investment. Each Seller has carefully read and understands all materials provided by or on behalf of the Buyer or its Representatives to such Seller or such Seller’s Representative pertaining to an investment in the Buyer and has consulted, as such Seller has deemed advisable, with its own attorneys, accountants or investment advisors with respect to the investment contemplated hereby and its suitability for such Seller. Each Seller acknowledges that the Exchange Shares are subject to dilution for events not under the control of such Seller. Each Seller has completed its independent inquiry and has relied fully upon the advice of its own legal counsel, accountant, financial and other Representatives in determining the legal, tax, financial and other consequences of this Agreement and the transactions contemplated hereby and the suitability of this Agreement and the transactions contemplated hereby for such Seller and its particular circumstances, and, except as set forth herein, has not relied upon any representations or advice by the Buyer or its Representatives. Each Seller acknowledges and agrees that, except as set forth in Clause 7.3, no representations or warranties have been made by the Buyer or any of its Representatives, and that such Seller has not been guaranteed or represented to by any Person, (i) any specific amount or the event of the distribution of any cash, property or other interest in the Buyer or (ii) the profitability or value of the Exchange Shares in any manner whatsoever. Each Seller: (A) has been represented by independent counsel (or has had the opportunity to consult with independent counsel and has declined to do so); (B) has had the full right and opportunity to consult with such Seller’s attorneys and other advisors and has availed itself of this right and opportunity; (C) has carefully read and fully understands this Agreement in its entirety and has had it fully explained to it or him by such counsel; (D) is fully aware of the contents hereof and the meaning, intent and legal effect thereof; and (E) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence.

7.2.10	Each Seller understands that the Exchange Shares are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Buyer in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances.

7.2.11	Each Seller understands and agrees that the certificate(s) or the documents representing the Exchange Shares will bear one or more restrictive legends determined by counsel to the Buyer to be necessary or appropriate in order to comply with United States federal or state securities laws or to secure or protect any applicable exemptions from registration or qualification, including a legend in substantially the following form and the Seller agrees to abide by the terms thereof:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR ANY OTHER APPLICABLE SECURITIES LAW OF ANY STATE OR OTHER JURISDICTION, AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. THESE SECURITIES CANNOT BE TRANSFERRED, OFFERED, OR SOLD IN THE UNITED STATES OR TO A “U.S. PERSON” (AS THAT TERM IS DEFINED IN REGULATION S PROMULGATED UNDER THE ACT) UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE CORPORATION AND ITS COUNSEL. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.

TO RESTRICTIONS ON TRANSFER SET FORTH IN THE SHARE EXCHANGE AGREEMENT, DATED AS OF APRIL 8, 2020 BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN. A COPY OF SUCH AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

7.2.12	No Seller, nor any of their respective representatives on their behalf, has employed any broker, finder or investment banker or incurred any liability for any brokerage fees, commissions, finders’ fees or similar fees in connection with the transactions contemplated by this Agreement.

7.2.13	Each Seller has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Buyer, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Buyer for such purpose. Each Seller acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Buyer set forth in this Agreement and in any certificate delivered to such Seller pursuant hereto; and (b) neither the Buyer nor any of its Representatives have made any representation or warranty as to the Buyer or this Agreement, except as expressly set forth in this Agreement or in any certificate delivered to such Seller pursuant hereto.

7.2.14	None of the information supplied or to be supplied by any Seller expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) or stock exchange (including Nasdaq) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Solicitation Documents; or (c) in the mailings or other distributions to the Buyer’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by any Seller expressly for inclusion or incorporation by reference in any SEC filings to be made by the Buyer will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no Seller makes any representation, warranty or covenant with respect to any information supplied by or on behalf of the Buyer or its Affiliates.

7.2.15	Each seller confirms that he has disclosed to the Buyer in writing all reasonable matters which a reasonable purchaser should know and undertakes to inform the Buyer in writing if it becomes aware of any matters of which will breach any warranties or are inconsistence to the warranties under this Agreement after this Agreement is executed and prior to the Completion Date.

7.3	Representations and Warranties by the Buyer. The Buyer hereby warrants to the Sellers that the matters set forth below are true, accurate and not misleading as of the date of this Agreement and upon the Closing remains to be true, accurate and not misleading:

7.3.1	When executed and delivered by both Parties, the Agreement constitutes valid and binding obligation of the Buyer.

7.3.2	The Buyer is duly organized, validly existing and in good standing under, and by virtue of, the laws of the place of its incorporation or established and has the legal right to own its properties and assets and to carry on its business as now conducted and as presently proposed to be conducted.

7.3.3	The Buyer has all the power to enter into and executed this Agreement and other agreement anticipated to be completed and the transaction contemplated by this Agreement, and to perform its obligations under this Agreement.

7.3.4	The Buyer has made available to the Sellers through the SEC’s EDGAR system, true and complete copies of the Company’s most recent Annual Report on Form 20-F for the fiscal year ended July 31, 2019, and all other reports furnished by the Buyer pursuant to the Exchange Act since the filing of the Form 20-F for the fiscal year ended July 31, 2019 and prior to the date hereof (collectively, the “Buyer SEC Documents”). The Buyer is engaged in all material respects only in the business described in the Buyer SEC Documents and the Buyer SEC Documents contain a complete and accurate description of the business of the Buyer in all material respects. As of their respective dates, the Buyer SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the Buyer SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

7.3.5	As of the date of this Agreement, the Buyer is authorised to issue up to a maximum of 100,000,000,000 shares with a par value of $0.001 par value each, divided into two classes of shares, of which 37,074,672 ordinary shares are issued and outstanding. Except as disclosed in the Buyer SEC Documents and set forth in the Company’s Organizational Documents, there are no anti-dilution or price adjustment provisions, co-sale rights, registration rights, rights of first refusal, redemption or other similar rights contained in the terms governing any outstanding security of the Company or any Subsidiary that will be triggered by the issuance of its ordinary shares.

7.3.6	The Exchange Shares are duly and validly authorized and, when issued and paid for pursuant to this Agreement, will be validly issued, fully paid and non-assessable, and shall be free and clear of all encumbrances and restrictions (other than those created by the Seller), except for restrictions on transfer set forth in this Agreement or imposed by applicable securities laws and will be issued subject to the provisions of ATIF's memorandum and articles of association.

7.3.7	Except as set forth in the Buyer’s SEC Documents, there is no action, suit, proceeding nor investigation pending or, to the Buyer knowledge, currently threatened against the Company that (a) if adversely determined would reasonably be expected to have a Material Adverse Effect or (b) would be required to be disclosed in the Buyer’s Annual Report on Form 20-F. The foregoing includes, without limitation, any action, suit, proceeding or investigation, pending or threatened, that questions the validity of this Agreement or the right of the Buyer to enter into such Agreement and perform its obligations hereunder. The Buyer is not subject to any injunction, judgment, decree or order of any court, regulatory body, arbitral panel, administrative agency or other government body.

8.	LOCK UP

8.1	Each Seller Agrees not to offer, sell, assign, transfer pledge, contract to sell, or otherwise dispose of any Exchange Shares for a period thirty-six (36) months from the Completion Date (“Lock Up”), provided, however, (i) after first six (6) months from the Completion Date, 40% of the each Seller’s Exchange Shares received under this Agreement shall be free of the Lock Up, (ii) after first twelve (12) months from the Completion Date, 70% of the each Seller’s Exchange Shares received under this Agreement shall be free of the Lock Up, and (iii) the remaining 30% of the each Seller’s Exchange Shares received under this Agreement shall be free of the Lock Up upon the later of (a) eighteen (18) months from the Completion Date, or (ii) when the amount of consolidated net income of the Target Company Group, on a consolidated basis, as determined in accordance with U.S. GAAP, consistently applied, at the end of any fiscal year ended starting with July 31, 2021 is not at negative. After the third (3rd) anniversary of the Completion Date, the Lock Up shall expire.

9.	SURVIVAL AND INDEMNIFICATION

9.1	Survival. The representations, warranties, covenants and agreements contained in this Agreement shall survive the Completion Date of the transactions contemplated by this Agreement.

9.2	Indemnification. The Sellers, jointly and severally, agree to indemnify and hold harmless each of the Buyer and its affiliates and their respective directors, officers, members, managers, attorneys, employees and agents from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable attorney fees and disbursements and other expenses incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Sellers and/or the Target Company under this Agreement, and will reimburse any such Person for all such amounts as they are incurred by such Person.

10.	TERMINATION

10.1	Termination of Mutual Consent. This Agreement may be terminated at any time prior to the Completion Date by either Party upon five (5) days prior written notice to the other Party.

10.2	Procedure and Effect of Termination. If this Agreement is terminated as provided herein, each of the Parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to any Party.

11.	GENERAL

11.1	Each Party shall bear its own legal and out of pocket expenses incurred in relation to the preparation, negotiation and execution of this Agreement and all ancillary documents.

11.2	This Agreement shall be binding upon and inure for the benefit of the successors. None of the Parties shall assign or transfer the benefits, rights and obligations under this Agreement. The Seller shall not transfer the right and obligations under this Agreement to any third party without the prior written consent of the Buyer and the Buyer also shall not transfer the right and obligations under this Agreement to any third party without the prior written consent of the Seller.

11.3	Time is of essence in this Agreement.

11.4	The terms of this Agreement, or any agreement relating to this Agreement, shall not be deemed to constitute a partnership or agency relationship between the Parties to this Agreement.

11.5	No failure of a Party to exercise, and no delay or forbearance in exercising, any right or remedy in respect of any provision of this Agreement shall operate as a waiver of such right or remedy.

11.6	If any provision or part of a provision of this Agreement shall be, or be found to be invalid or unenforceable, such invalidity or enforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.

11.7	Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

11.8	The Buyer, the Target Company, and the Sellers, may in its sole discretion (i) extend the time for the performance of any obligation, (ii) waive any inaccuracy in the representations and warranties by such Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

11.9	This Agreement constitutes the whole agreement between the Parties relating to the subject matter of this Agreement and supersedes any previous agreements or arrangements (if any) between them relating to the subject matter hereof.

11.10	Any variations and supplements to this Agreement (and the deed entered into between the Parties of even date) shall be made in writing and shall be effective after the execution by all Parties.

11.11	This Agreement may be executed in one or more counterparts, and each such counterpart shall constitute any original of this Agreement, and all the counterparts shall together constitute one and the same instrument.

12.	JURISDICTION AND ARBITRATION

12.1	This Agreement shall be governed by and construed in accordance with the laws of New York, United States. Any dispute, disagreement or claim arising out of or in connection with this Agreement shall be decided by binding arbitration in accordance with the laws of the Hong Kong Special Administrative Region in accordance with the Arbitration Rules of the Hong Kong Mediation and Arbitration Centre. The place of arbitration is Hong Kong. The number of arbitrators is one. The arbitration language shall be Chinese.

13.	NOTICES

13.1	Any notice or other communication shall be deemed to have been served or delivered at the time specified below if sent to the address set out in Clause 13.2: (A) if given or made by personally delivery, upon delivery to the relevant address; (B) by post forty-eight (48) hours after being put in the post in Hong Kong properly addressed to an address in Hong Kong with pre-paid postage; or (C) by international carrier by forty-eight (48) hours after being sent to an international carrier properly addressed for urgent delivery; or (D) by E-mail upon actual receipt by the recipient in readable form.

The following shall be used for communication and serving notices:

If to the Buyer:

Address:	Suites 1903-04, 19/F, AXA Tower, Landmark East, 100 How Ming Street, Kwun Tong, Kowloon, Hong Kong

E-mail:	moon@atifchina.com

If to any of the Sellers:

Address:	Room 2010, Huaruntiexi Centre, No.158,

Jianshe East Road, Tiexi District,

Shenyang City, Liaoning Province, P.R.China

E-mail:	Jiangtao@mediayz.com

If to the Target Company:

Address:	Room 2010, Huaruntiexi Centre, No.158,

Jianshe East Road, Tiexi District,

Shenyang City, Liaoning Province, P.R.China

E-mail:	Jiangtao@mediayz.com

13.2	Any Party may change its address or email address by notice by advising the other Parties in writing by one of the above-mentioned manners as set out in Clause 13.1 of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been executed by the Parties on the day and year first above written.

Buyer:

Authorized representative:
ATIF Holdings Limited	)
)
Signatory: Jun Liu	) /s/ Jun Liu
Witness:

/s/ Qiuli Wang
Name: Qiuli Wang

The Target Company:

Authorized representative:
Leaping Group Co., Ltd.	)
)
Signatory: Jiang Bo	) /s/ Jiang Bo

Witness:

/s/ Jiang Tao
Name: Jiang Tao

The Sellers:

Seller 1:
Jiang Bo	) /s/ Jiang Bo
)
)
Witness:

/s/ Jiang Tao
Name: Jiang Tao

Seller 2:
Jiang Tao	) /s/ Jiang Tao
)
)
Witness:

/s/ Jiang Bo
Name: Jiang Bo

Seller 3:
Wang Di	) /s/ Wang Di
)
)
Witness:

/s/ Jiang Bo
Name: Jiang Bo

Seller 4:
Authorized representative:
Hailu Holding Co., Ltd.	)
)
Signatory: Li Lu	) /s/ Li Lu

Witness:

/s/ Jiang Bo
Name: Jiang Bo

Seller 5:
Authorized representative:
Layday Holding Co., Ltd.	)
)
Signatory: Qi Lei	) /s/ Qi Lei

Witness:

/s/ Jiang Bo
Name: Jiang Bo

Seller 6:
Liu Chunling	) /s/ Liu Chunling
)
)

Witness:

/s/ Qiang Chen
Name: Qiang Chen

Seller 7:
Wong Kai Cheong	) /s/ Wong Kai Cheong
)
)
Witness:

/s/ Qiang Chen
Name: Qiang Chen

Seller 8:
Nie Lu	) /s/ Nie Lu
)
)
Witness:

/s/ Qiang Chen
Name: Qiang Chen

Annex I

List of Sellers

Seller Name	Number of Sale Shares	Exchange Shares
Jiang Bo	2,347,569	2,667,692
Jiang Tao	1,173,785	1,333,847
Wang Di	1,173,785	1,333,847
Hailu Holding Co., Ltd.	690,462	784,616
Layday Holding Co., Ltd.	269,280	306,000
Liu Chunling	314,160	357,000
Wong Kai Cheong	219,912	249,900
Nie Lu	94,248	107,100
Total	6,283,201	7,140,002